UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023
Commission File Number: 001-38904

FLEX LNG Ltd.
(Translation of registrant’s name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement of FLEX LNG Ltd. (the “Company”) on Form F-3 (File No. 333-268367) that was declared effective December 7, 2022.

Recent Developments

The table below sets forth certain unaudited preliminary results for the quarter and full year ended December 31, 2022 based on information available to the Company at this time. These unaudited results for the periods shown below are the responsibility of management. This summary is not meant to be a comprehensive statement of our unaudited financial results for this period and these results are not necessarily indicative of our results for future periods.

The Company has not finalized the audit of its financial statements for the year ended December 31, 2022. During the course of that process, the Company may identify items that would require it to make adjustments, which may be material to the information provided below. Accordingly, our audited results could differ from the information presented below. Based on information available to the Company at this time, the Company expects that for the quarter and full year ending December 31, 2022:

(figures in thousands of $, except per share data)
	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
Vessel operating revenues	97,929	114,589	347,917	343,448
Voyage expenses	(217)	(1,037)	(2,517)	(3,334)
Vessel operating expenses	(16,204)	(16,019)	(63,414)	(61,237)
Administrative expenses	(2,296)	(1,977)	(9,147)	(7,887)
Depreciation	(18,204)	(18,272)	(72,224)	(69,833)
Operating income	61,008	77,284	200,615	201,157
Interest income	1,060	21	2,005	41
Interest expense	(24,538)	(14,365)	(76,596)	(56,221)
Extinguishment costs of long-term debt	(1,747)	(1,209)	(16,102)	(1,209)
Gain on derivatives	4,875	7,382	79,682	18,399
Foreign exchange gain/(loss)	954	428	(967)	307
Other financial items	(134)	(40)	(497)	(170)
Income before tax	41,478	69,501	188,140	162,304
Income tax expense	(44)	(71)	(98)	(99)
Net income	41,434	69,430	188,042	162,205

Earnings per share:
Basic	0.78	1.31	3.53	3.04
Diluted	0.77	1.30	3.51	3.04

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for  forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify  forward-looking statements.

The  forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking  statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking  statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the  forward-looking misstatements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the impact of public health threats and outbreaks of other highly communicable diseases, including the length and severity of the COVID-19 outbreak and its impact on the LNG tanker market, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, customers' increasing emphasis on environmental and safety concerns, potential liability from pending or future litigation, general domestic and international political conditions or events, including the recent conflict between Russia and Ukraine, business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEX LNG LTD.

Date: February 23, 2023
	By:	/s/ Oystein Kalleklev
	Name:	Oystein Kalleklev
	Title:	Chief Executive Officer of FLEX LNG Management AS
(Principal Executive Officer of FLEX LNG Ltd.)